
MAYER
BROWN
ROWE
& MAW


04036931

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

September 14, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated September 14, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

dlw 9/16

17246274

NEWS

SCHWARZ PHARMA

File No.: 82-4406

From:	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Strasse 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

September 14, 2004

SCHWARZ PHARMA Comments On Discontinuation of Teva's Generic Moexipril

Stipulation and order issued by New Jersey Court; no settlement of infringement case; SCHWARZ PHARMA will continue to seek damages

SCHWARZ PHARMA confirmed today that a stipulation and order was issued by the United States District Court for the District of New Jersey enjoining Teva Pharmaceuticals USA, Inc. from engaging in the commercial manufacture, use, offer to sell or sale within the United States of 7.5mg and 15mg moexipril hydrochloride tablets, effective Monday, September 13 pending final resolution of SCHWARZ PHARMA's action or further order of the Court.

This stipulation and order was issued in response to a decision by Teva to discontinue its generic moexipril product just prior to the scheduled September 13th hearing by the New Jersey District Court of SCHWARZ PHARMA's motion for a preliminary injunction. There has been no settlement of SCHWARZ PHARMA's infringement action against Teva.

"SCHWARZ PHARMA is ready and able to re-supply the U.S. market with our branded Univasc product and we will do what we can to gain back the business lost as a result of Teva's generic" said Klaus Veitinger, M.D., member of the Executive Board for SCHWARZ PHARMA. "We believe the action by Teva to remove its product from the market reflects the strength of SCHWARZ PHARMA's patent infringement case against them, and we will continue to aggressively seek damages."

Teva entered the market in May 2003 with a generic version of SCHWARZ PHARMA's Univasc® (moexipril). The ACE-inhibitor Univasc® with the compound moexipril is a modern hypertension treatment. SCHWARZ PHARMA had initiated a lawsuit against Teva in connection with the patent infringement in October 2001.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2003 the company achieved global sales of € 1,496 million, thereof 85% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a

strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.
For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Hörstke, Tel: +49 2173 48 2329
This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.